Exhibit 99.1

Silicon Motion Announces Second Quarter Results for the Period Ended June 30, 2007: Sales & Net Income Set New Second Quarter Record

Second Quarter 2007

Financial Highlights:

*	Net sales increased 111% year-over-year to US$44.1 million

*	Gross margin excluding FCI was largely flat from 1Q07 at 53.0%(1)

*	GAAP gross margin declined slightly to 52.6%

*	Operating margin excluding FCI increased to 28.8% from 27.8% in 1Q07 (1)

*	GAAP net income increased 46% year-over-year to US$8.3 million in 2Q07

*	Diluted earnings per ADS excluding FCI were US$0.37, up 106% from US$0.18 in 2Q06(1)

*	Diluted earnings per ADS excluding in-process R&D expenses and amortization of intangibles were US$0.36, up 100% from US$0.18 in 2Q06(1)

*	GAAP diluted earnings per ADS were US$0.25, up 39% from US$0.18 in 2Q06

Business Highlights:

*	Increased total unit shipments 168% year-over-year and 20% sequentially to a record 78.5 million units. Unit shipments of mobile storage products increased 152% year-over-year and 14% sequentially to a record 73.1 million units

*	Secured major embedded SSD controller design-win with Asustek for its new ASUS Eee PC, the $199 low-cost Intel processor-powered notebook PC

*	Continued to expand breadth of business relationship with Samsung with design-in of new USB flash drive controller and embedded SSD controllers for camcorders

*	Secured new design-wins for (i) high performance card reader controllers at SanDisk, Kingston, and Lexar Media and (ii) MP3 SoC controllers at Mattel, Thomson, and Coby

*	Regained S-DMB mobile TV tuner business from Samsung with design wins for 3 new handsets

[1]	A reconciliation of non-GAAP financial measures to GAAP financial measures is provided at the end of this press release.

Taipei, Taiwan, July 30, 2007 – Silicon Motion Technology Corporation (NASDAQ : SIMO; the “Company”) today announced its second quarter 2007 financial results. GAAP net income increased 46% year-over-year to US$8.2 million, or US$0.25 per diluted ADS. Non-GAAP net income excluding in-process R&D expenses and amortization of intangibles, which management believes is an important measure of the ongoing operational performance of the Company, increased 112% year-over-year to a record US$12million, or US$0.36 per diluted ADS.

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said:

“Despite seasonal slowness, we delivered strong 2Q results, setting a new second quarter record for both sales, which increased 111% from the same period last year, and net income, which was up 112%. In addition to successfully completing the acquisition and integration of FCI, our new mobile communications business, we were able to expand our core mobile storage product business a respectable 7% quarter-over-quarter. Our multimedia SOCs grew an impressive 64%, led by a near two-fold increase in shipments of MP3 SoCs. We continued to maintain our track record of balancing strong growth with healthy profitability. The second quarter marks the 8th consecutive quarter that we have maintained our gross margin above 52%.”

“From an operational perspective, we saw a number of major design wins for SSD, card reader, and USB flash drive controllers, as well as MP3 SoCs, and we are very excited to be designing embedded flash controllers for consumer electronic devices, notebook PCs, and mobile handsets. Our design win for the ASUS Eee PC, the $199 joint Asustek-Intel notebook PC development project, is one exciting example. We believe low cost PCs utilizing NAND flash storage are a compelling new trend that could create considerable longer-term momentum in the market.”

Second Quarter 2007 Financial Review(2)

Sales

Net sales in the second quarter totaled US$44.1 million, an increase of 111% from 2Q06 and an increase of

2 Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

23% compared with 1Q07. Excluding net sales from our mobile communications business, which comprises our recently acquired FCI business, net sales in the second quarter totaled US$40.0 million, an increase of 91% from 2Q06 and an increase of 12% compared with 1Q07.

Overall unit shipments increased 168% from 2Q06 and 20% from 1Q07, and the blended average selling price (ASP) per unit increased 3% from 1Q07.

Our key products, as percentages of net sales, are as follows:

As % of Net Sales	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Mobile Storage	87%	84%	72%	85%	92%	90%	90%	79%
Multimedia SoCs	13%	16%	27%	14%	8%	9%	9%	12%
Mobile Communications								9%
Others	0%	0%	1%	1%	0%	1%	1%	1%
Total	100%	100%	100%	100%	100%	100%	100%	100%

Net sales from mobile storage products, which include flash memory card controllers, USB flash drive controllers, and card reader controllers, increased 94% from 2Q06 to US$34.6 million and increased 7% from 1Q07. Unit shipments increased 152% from 2Q06 and 14% from 1Q07 to 73.1 million units. The ASP per unit in 2Q07 declined by 6% from 1Q07.

Net sales from multimedia SoC products, which include embedded graphics processors and MP3 SoCs, increased 78% from 2Q06 and increased 64% from 1Q07 to US$5.2 million. Unit shipments of multimedia SoC products increased over 500% from 2Q06 and increased 88% from 1Q07 to 2.2 million units. ASPs for all three of the Company’s multimedia products increased compared to the first quarter of 2007, but the blended multimedia ASP declined because of a shift in the product mix towards lower ASP products, such as MP3 SoCs which have lower selling prices compared to embedded graphics processors and constituted a growing proportion of the total multimedia SoC product sales in the second quarter.

Net sales from mobile communication products, which include mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs, were US$4.1 million in 2Q07. The Company began consolidating mobile communication sales from May 1, 2007 since the acquisition of FCI was completed at the end of April.

Unit Shipment (thousand units)	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07
Mobile Storage	24,265	30,146	20,306	28,976	49,563	61,966	64,090	73,083
Multimedia SoCs	407	947	496	326	395	581	1,179	2,215
Mobile Communications								3,197
Others	3	7	21	11	23	14	28	33
Total	24,675	31,100	20,823	29,313	49,981	62,561	65,297	78,529

Margins

Gross margin excluding FCI was largely flat from 1Q07 at 53.0%. GAAP gross margin declined slightly to 52.6% due to lower margins at FCI that were caused by a delayed initial ramp of a significant new higher-margin product. Management believes the delay will be resolved and shipments will start in 3Q07.

The Company’s 2Q operating expense includes a one-time US$2.1 million expense for FCI in-process R&D and a US$1.7 million charge for amortization of intangibles, which comprises amortizations of FCI core technologies, FCI customer relations, and FCI order backlogs. Management considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Operating margin excluding FCI increased to 28.8% from 27.8% in 1Q07 due to lower R&D expenditures as a percentage of sales. Operating margin excluding in-process R&D expenses and amortization of intangibles decreased to 26.6% from 27.8% in 1Q07, as a result of an increase in overhead expenses in Korea that were required to support FCI’s growth. GAAP operating margin, which includes in-process R&D expenses and amortization of intangibles, decreased to 18.1%.

Earnings

GAAP net income increased 46% year-over-year to US$8.3 million in 2Q07. Diluted earnings per ADS excluding FCI were US$0.37, up 106% from US$0.18 in 2Q06. Diluted earnings per ADS excluding in-process R&D expenses and amortization of intangibles were US$0.36, up 100% from US$0.18 in 2Q06. GAAP diluted earnings per ADS, which include in-process R&D expenses and amortization of intangibles, were US$0.25, up 39% from US$0.18 in 2Q06.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“Looking forward, although the third quarter has typically been a strong period for us, we believe revenue will remain flat due to continued tight NAND flash supply conditions. We believe this has largely been caused by yield problems at a number of flash manufactures moving to more advanced process technologies and speculative inventory stockpiling by flash distributors. We view the current industry situation as short-term in nature and are optimistic about the outlook of our business beyond the near-term.”

As a result, for the third quarter, Management expects:

•	A 36% to 42% year-over-year increase in revenue, including FCI, to approximately US$43—45 million, though largely flat on a sequential basis

•	Gross Margin to remain in the 52—53% range

•	Operating Margin, excluding in-process R&D and amortization of intangibles, to be 27—28%

The company expects full year diluted earnings per ADS in 2007, excluding intangible amortization and in-process R&D expenses, to increase from $0.93 in 2006 to a range of approximately $1.40 – 1.50, which represents growth of 51%—61% over the previous year. At the end of the first quarter, Management raised its full year earnings per ADS guidance from US$1.20 – 1.30 to $1.40 – 1.50. This earnings target excluded the FCI acquisition and did not anticipate the effects on the business of tight NAND flash supply conditions that the Company is currently experiencing. As a result, although Management is currently maintaining its annual guidance, it is currently expected that the range will be met with FCI’s earnings included.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on July 31.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 680 0892

USA (Toll): 1 617 213 4858

Taiwan (Toll Free) 0080 114 8420

Participant Passcode: 4315 0409

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 9213 1868

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude certain charges and the financial results of FCI, including non-GAAP net sales, non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These supplemental measures exclude, among other things, FCI net sales, FCI cost of sales, FCI gross profit, FCI selling, general, and administrative expenses, FCI operating income, and FCI net income, as well as intangible amortization and in-process R&D expenses relating to the FCI acquisition. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

In calculating our non-GAAP financial measures, we exclude certain items to facilitate our review of the comparability of the Company’s operating performance on a period-to-period basis because items such as FCI financial results affect comparison with previous periods that are without FCI financial results and other items are not, in our view, related to the Company’s ongoing operational performance. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each or these individual items in our reconciliation of these non-GAAP financial measures:

FCI financial results consist of revenue, costs, and earnings of Future Communications IC, Inc. (“FCI”), a company in South Korea that we acquired. This acquisition was completed at the end of April 2007 and we began consolidating FCI from May 1, 2007. We present our operating results without FCI in order to facilitate a period-to-period comparison of the Company’s mobile storage and multimedia businesses.

Intangible amortization consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data)

(unaudited)

	For the 3 Months Ended						Change From
	Jun. 30, 2006 (NT $)		Mar. 31, 2007 (NT$)		Jun. 30, 2007 (NT$)		2Q06 (%)	1Q07 (%)

Net Sales		686,963		1,171,513		1,446,207	111%	23%
Cost of sales		319,492		544,496		685,693	115%	26%
Gross profit		367,471		627,017		760,514	107%	21%
Operating expenses
Research & development		109,223		173,944		200,818	84%	15%
Sales & marketing		43,266		61,148		78,846	82%	29%
General & administrative		46,125		66,549		95,588	107%	44%
In-process research and development		—		—		69,189	N/A	N/A
Amortization of intangibles assets		—		—		54,472	N/A	N/A
Subtotal		198,614		301,642		498,913	151%	65%

Operating income		168,857		325,374		261,601	55%	-20%

Non-operating income (expense)
Gain on sale of investments		4,362		5,346		4,886	12%	-9%
Interest income (net)		14,897		20,544		12,366	-17%	-40%
Foreign exchange gain (loss)		666		(1,960)		(4,384)	-758%	124%
Investment income		—		—		772	N/A	N/A
Others		596		(1)		18	-97%	1900%

Subtotal		20,521		23,929		13,658	-33%	-43%

Income before tax		189,378		349,303		275,259	45%	-21%
Income tax expense		2,591		23,536		2,915	13%	-88%

Net income		186,787		325,767		272,344	46%	-16%

Basic earnings per ADS	NT$	6.07	NT$	10.52	NT$	8.43	39%	-20%
Diluted earnings per ADS	NT$	5.96	NT$	10.19	NT$	8.14	37%	-20%

Margin Analysis:
Gross margin		53.5%		53.5%		52.6%
Operating margin		24.6%		27.8%		18.1%
Net margin		27.2%		27.8%		18.8%

Additional Data:
Weighted avg. ADS equivalents[3]		30,783		30,980		32,312
Diluted ADS equivalents		31,353		31,969		33,453

[3]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data)

(unaudited)

	For the 3 Months Ended						Change From
	Jun. 30, 2006 (NT $)		Mar. 31, 2007 (NT$)		Jun. 30, 2007 (NT$)		2Q06 (%)	1Q07 (%)

Net Sales		20,925		35,684		44,051	111%	23%
Cost of sales		9,732		16,585		20,886	115%	26%
Gross profit		11,193		19,099		23,165	107%	21%
Operating expenses
Research & development		3,326		5,298		6,117	84%	15%
Sales & marketing		1,318		1,863		2,402	82%	29%
General & administrative		1,405		2,027		2,912	107%	44%
In-process research and development		—		—		2,107	N/A	N/A
Amortization of intangibles assets		—		—		1,659	N/A	N/A
Subtotal		6,049		9,188		15,197	151%	65%

Operating income		5,144		9,911		7,968	55%	-20%

Non-operating income (expense)
Gain on sale of investments		133		163		149	12%	-9%
Interest income (net)		454		626		377	-17%	-40%
Foreign exchange gain (loss)		20		(60)		(134)	-758%	124%
Investment income		—		—		24	N/A	N/A
Others		18		—		1	-97%	1900%

Subtotal		625		729		417	-33%	-43%

Income before tax		5,769		10,640		8,385	45%	-21%
Income tax expense		79		717		89	13%	-88%

Net income		5,690		9,923		8,296	46%	-16%

Basic earnings per ADS	US$	0.18	US$	0.32	US$	0.26	44%	-20%
Diluted earnings per ADS	US$	0.18	US$	0.31	US$	0.25	39%	-20%

Margin Analysis:
Gross margin		53.5%		53.5%		52.6%
Operating margin		24.6%		27.8%		18.1%
Net margin		27.2%		27.8%		18.8%

Additional Data:
Weighted avg. ADS equivalents[4]		30,783		30,980		32,312
Diluted ADS equivalents		31,353		31,969		33,453

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$ 32.83 to US$1 on June 30, 2007,

[4]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(Reconciliation of GAAP to Non-GAAP-Excluding FCI)

For the 3 Months Ended on June 30, 2007

(in thousands, except percentages and per share data)

(unaudited)

	GAAP (NT$)		FCI (NT$)	Non-GAAP (NT $)		Non-GAAP (US $)
Net Sales		1,446,207	134,121		1,312,086		39,966
Cost of sales		685,693	68,597		617,096		18,797
Gross profit		760,514	65,524		694,990		21,169
Operating expenses
Research & development		200,818	27,139		173,679		5,289
Sales & marketing		78,846	10,342		68,504		2,087
General & administrative		95,588	20,226		75,362		2,296
In-process research and development		69,189	69,189		—		—
Amortization of intangibles assets		54,472	54,472		—		—
Subtotal		498,913	181,368		317,545		9,672

Operating income		261,601	(115,844)		377,445		11,497

Non-operating income (expense)
Gain on sale of investments		4,886	—		4,886		149
Interest income (net)		12,366	219		12,147		370
Foreign exchange gain (loss)		(4,384)	467		(4,851)		(148)
Investment income		772	—		772		24
Others		18	—		18		—

Subtotal		13,658	686		12,972		395

Income before tax		275,259	(115,158)		390,417		11,892
Income tax expense (benefit)		2,915	4,683		(1,768)		(54)

Net income		272,344	(119,841)		392,185		11,946

Basic earnings per ADS	NT$	8.43		NT$	12.69	US$	0.38
Diluted earnings per ADS	NT$	8.14		NT$	12.25	US$	0.37

Margin Analysis:
Gross margin		52.6%			53.0%
Operating margin		18.1%			28.8%
Net margin		18.8%			29.9%

Additional Data:
Weighted avg. ADS equivalents[5]		32,312			31,169
Diluted ADS equivalents		33,453			32,282

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$ 32.83 to US$1 on June 30, 2007.

[5]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(Reconciliation of GAAP to Non-GAAP-Excluding amortization of intangibles and In-process R&D expense)

For the 3 Months Ended on June 30, 2007

(in thousands, except percentages and per share data)

(unaudited)

	GAAP (NT$)		Amortization of intangibles and In-process R&D expense (NT$)	Non-GAAP (NT $)		Non-GAAP (US $)
Net Sales		1,446,207	—		1,446,207		44,051
Cost of sales		685,693	—		685,693		20,886
Gross profit		760,514	—		760,514		23,165
Operating expenses
Research & development		200,818	—		200,818		6,117
Sales & marketing		78,846	—		78,846		2,402
General & administrative		95,588	—		95,588		2,912
In-process research and development		69,189	69,189		—		—
Amortization of intangibles assets		54,472	54,472		—		—
Subtotal		498,913	123,661		375,252		11,431

Operating income		261,601	123,661		385,262		11,734

Non-operating income (expense)
Gain on sale of investments		4,886	—		4,886		149
Interest income (net)		12,366	—		12,366		377
Foreign exchange gain (loss)		(4,384)	—		(4,384)		(134)
Investment income		772	—		772		24
Others		18	—		18		1

Subtotal		13,658	—		13,658		417

Income before tax		275,259	123,661		398,920		12,151
Income tax expense (benefit)		2,915	—		2,915		89

Net income		272,344	123,661		396,005		12,062

Basic earnings per ADS	NT$	8.43		NT$	12.26	US$	0.37
Diluted earnings per ADS	NT$	8.14		NT$	11.84	US$	0.36

Margin Analysis:
Gross margin		52.6%			52.6%
Operating margin		18.1%			26.6%
Net margin		18.8%			27.4%

Additional Data:
Weighted avg. ADS equivalents[6]		32,312			32,312
Diluted ADS equivalents		33,453			33,453

[6]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliations of GAAP to Non-GAAP Results

(US$ thousands, except per-share amount and percentages)

(unaudited)

	Three Months Ended
	Jun. 30, 2006		Mar. 31, 2007		Jun. 30, 2007
GAAP cost of sales		9,732		16,585		20,886
Adjustment for share-based compensation		(31)		(51)		(121)

Cost of sales excluding share-based compensation		9,701		16,534		20,765

GAAP operating income
Adjustment for share-based compensation within:		5,143		9,910		7,968
Cost of sales		31		51		121
Research and development		211		588		1,216
Sales and marketing		80		225		433
General and administrative		258		338		609

Operating income excluding share-based compensation		5,723		11,112		10,347

GAAP net income		5,690		9,923		8,296
Adjustment for share-based compensation within:
Cost of sales		31		51		121
Research and development		211		588		1,216
Sales and marketing		80		225		433
General and administrative		258		338		609

Net income excluding share-based compensation		6,270		11,125		10,675

GAAP diluted earnings per ADS		0.18		0.31		0.25
Adjustment for share-based compensation		0.02		0.03		0.06

Diluted earnings per ADS excluding share-based compensation	US$	0.20	US$	0.34	US$	0.31

GAAP gross margin percentage		53.5%		53.5%		52.6%
Adjustment for share-based compensation		0.1%		0.1%		—%

Gross margin percentage excluding share-based compensation		53.6%		53.6%		52.6%

GAAP operating margin percentage		24.6%		27.8%		18.1%
Adjustment for share-based compensation		2.8%		3.4%		5.4%

Operating margin percentage excluding share-based compensation		27.4%		31.2%		23.5%

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$ 32.83 to US$1 on June 30, 2007,

Silicon Motion Technology Corporation

Stock Based Compensation

(in NT$ thousands and US$ thousands)

(unaudited)

	Three Months Ended
	Jun. 30, 2006 (NT$)	Mar. 31, 2007 (NT$)	Jun. 30, 2007 (NT$)
(1) Cost of sales:
Stock-based compensation	1,032	1,663	3,972
(2) Research and development expense:
Stock-based compensation	6,911	19,289	39,915
(3) Sales and marketing expense:
Stock-based compensation	2,621	7,381	14,199
(4) General and administrative expense:
Stock-based compensation	8,469	11,098	19,985

	Three Months Ended
	Jun. 30, 2006 (US$)	Mar. 31, 2007 (US$)	Jun. 30, 2007 (US$)
(1) Cost of sales:
Stock-based compensation	31	51	121
(2) Research and development expense:
Stock-based compensation	211	588	1,216
(3) Sales and marketing expense:
Stock-based compensation	80	225	433
(4) General and administrative expense:
Stock-based compensation	258	338	609

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per share data)

(unaudited)

	For the Six Months Ended Jun. 30, 2006 NT$		For the Six Months Ended Jun. 30, 2007 NT$		For the Six Months Ended Jun. 30, 2006 US$		For the Six Months Ended Jun. 30, 2007 US$		Change (%)
Net Sales		1,253,100		2,617,720		38,169		79,735	109%
Cost of sales		585,389		1,230,189		17,831		37,471	110%

Gross profit		667,711		1,387,531		20,338		42,264	108%
Operating expenses
Research & development		191,368		374,762		5,829		11,415	96%
Sales & marketing		90,197		139,994		2,747		4,264	55%
General & administrative		90,952		162,138		2,770		4,939	78%
In-process research and development		—		69,189		—		2,107	NA
Amortization of intangible assets		—		54,472		—		1,659	NA

Subtotal		372,517		800,555		11,346		24,385	115%

Operating income		295,194		586,976		8,992		17,879	99%
Non-operating expense (income)
Gain on sale of investments		8,319		10,233		253		312	23%
Interest income (net)		28,593		32,909		870		1,002	15%
Investments income		—		772		—		24	NA
Foreign exchange gain (loss)		717		(6,344)		22		(193)	-985%
Others		1,304		17		41		1	-99%

Subtotal		38,933		37,587		1,186		1,145	-4%

Income before tax		334,127		624,563		10,178		19,024	87%
Income tax expense		10,663		26,452		325		806	148%

Net income		323,464		598,111		9,853		18,218	85%

Basic earnings per ADS	NT$	10.52	NT$	18.94	US$	0.32	US$	0.58
Diluted earnings per ADS	NT$	10.34	NT$	18.33	US$	0.32	US$	0.56

Margin Analysis:
Gross margin		53.3%		53.0%		53.3%		53.0%
Operating margin		23.6%		22.4%		23.6%		22.4%
Net margin		25.8%		22.9%		25.8%		22.9%

Additional Data:
Weighted average ADS equivalents		30,738		31,579		30,738		31,579
Diluted ADS equivalents		31,287		32,630		31,287		32,630

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$ 32.83 to US$1 on June 30, 2007,

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Dec. 31, 2006 NT$		Jun. 30, 2007 NT$		Dec. 31, 2006 US$		Jun. 30, 2007 US$
Cash and cash equivalents		1,808,042		1,336,091		55,073		40,697
Short-term investments		1,458,847		1,322,354		44,436		40,279
Accounts receivable, net		841,764		773,457		25,640		23,559
Inventories		427,116		734,810		13,010		22,382
Refundable deposits—current		65,000		65,043		1,980		1,981
Deferred income tax assets, net		103,603		64,508		3,156		1,965
Prepaid expenses and other current assets		244,832		201,217		7,457		6,130

Total current assets		4,949,204		4,497,480		150,752		136,993

Long-term investments		170,942		190,346		5,207		5,798
Property and equipment (net)		319,356		441,101		9,728		13,436
Goodwill and intangible assets(net)		—		2,485,619		—		75,712
Other assets		89,182		261,979		2,716		7,980

Total assets	NT$	5,528,684	NT$	7,876,525	US$	168,403	US$	239,919

Accounts payable		525,173		590,985		15,997		18,001
Income tax payable		139,268		145,522		4,242		4,433
Accrued expenses and other current liabilities		294,061		423,215		8,957		12,891

Total current liabilities		958,502		1,159,722		29,196		35,325

Accrued pension cost		1,018		109		31		3
Other long-term liabilities		1,040		41,395		32		1,261

Total liabilities		960,560		1,201,226		29,259		36,589
Minority interest		—		4,970		—		151
Shareholders’ equity		4,568,124		6,670,329		139,144		203,179

Total liabilities & shareholders’ equity	NT$	5,528,684	NT$	7,876,525	US$	168,403	US$	239,919

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets universally compatible, high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: our mobile storage business, multimedia SoC business, and mobile communications business. Our mobile storage business is our significantly larger business and is composed of microcontrollers, also commonly known as controllers, used in NAND flash memory storage products such as flash memory cards, USB flash drives and card readers. These flash memory storage products are widely used by consumers to store data on multimedia consumer electronics devices such as mobile phones, digital still cameras, personal digital assistants, personal navigation devices and personal multimedia players, and notebook and desktop personal computers. Our multimedia SoC business is composed of products that support MP3 and personal multimedia players, PC cameras and embedded graphics applications. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs and electronics toll collection RF ICs, which became our new product line as a result of our recent acquisition of FCI.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including our claim against one of our subcontractors for the inventory loss that we sustained during a fire at the subcontractor’s factory; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on July 2, 2007. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw